FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-33768

CNINSURE INC.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CNINSURE INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: December 14, 2007

Exhibit 99.1

CNinsure Reports Third Quarter 2007 Unaudited Financial Results

GUANGZHOU, China, Dec 13, 2007 — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 2007.1

Highlights for Third Quarter 2007

•	Total net revenues were RMB116.9 million (US$15.6 million), representing an increase of 14.8% from the second quarter of 2007 and 124.8% from the third quarter of 2006

•	Net revenues from commissions and fees were RMB116.2 million (US$15.5 million), representing an increase of 14.2% from the second quarter of 2007 and 124.7% from the third quarter of 2006

•	Net income was RMB42.4 million (US$5.7 million), representing an increase of 28.9% from the second quarter of 2007 and 508.0% from the third quarter of 2006

•	Basic and diluted net income per ADS were RMB 1.247 (US$0.166) and RMB 1.244 (US$ 0.166), respectively.

Commenting on the third quarter results, Yinan Hu, Chairman and CEO of CNinsure stated: “We are encouraged by the strong top and bottom line growth achieved during the third quarter of 2007. CNinsure’s leading position among professional insurance intermediaries in China and our unified operating platform give us extensive reach to distribute insurance products underwritten by many insurance companies operating in China. With an innovative entrepreneurial agent program, an extensive distribution network and a large customer database, I’m optimistic about our future growth prospects.”

“Looking forward, we will remain focused on executing on our strategy of further expanding our property and casualty insurance business, developing new opportunities in the life insurance sector, and expanding our business through selective acquisitions and other measures,” continued Mr. Hu, “Building upon our successful listing on the Nasdaq in October, we will continue to bring on top talent, expand our distribution networks and invest in the necessary technology and resources to further scale up our operating platform.”

Financial Results for the Third Quarter of 2007

Total net revenues for the third quarter ended September 30, 2007 were RMB116.9 million (US$15.6 million), representing a 14.8% increase over RMB101.8 million (US$13.6 million) for the preceding quarter, and a 124.8% increase from RMB52.0 million (US$6.9 million) for the third quarter in 2006, primarily reflecting the increase in revenues from commissions and fees.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.4928 to US$1.00, the effective noon buying rate as of September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Revenues from commissions and fees were RMB116.2 million (US$15.5 million) for the third quarter of 2007, representing an increase of 14.2% as compared to RMB101.7 million (US$13.6 million) for the previous quarter and an increase of 124.7% as compared to RMB51.7 million (US$6.9 million) for the third quarter of 2006. We derive commissions and fees from the distributions of property and casualty and life insurance products. The substantial year-over-year increase was primarily attributable to the further expansion of our business and the fact that our commissions and fees in the third quarter of 2006 had experienced a temporary decline due to the introduction of mandatory third party automobile liability insurance by the PRC government.

Revenues from other service fees were RMB0.7 million (US$0.1 million) for the third quarter of 2007.

Total operating costs and expenses were RMB77.1 million (US$10.3 million) for the third quarter of 2007, representing growth of 8.8% as compared to RMB70.9 million (US$9.5 million) for the previous quarter and an increase of 61.1% as compared to RMB47.9 million (US$6.4 million) for the third quarter of 2006.

Commissions and fees expenses were RMB62.2 million (US$8.3 million) for the third quarter of 2007, representing growth of 14.6% as compared to RMB54.3 million (US$7.2 million) for the previous quarter and an increase of 98.6% as compared to RMB31.3 million (US$4.2 million) for the third quarter of 2006, primarily due to the increase in the distribution of insurance products.

Selling expenses were RMB2.3 million (US$0.3 million) for the third quarter of 2007, representing growth of 16.8% as compared to RMB2.0 million (US$0.3 million) for the previous quarter and a decrease of 21.5% as compared to RMB3.0 million (US$0.4 million) for the third quarter of 2006. The quarter-over-quarter increase reflects results largely from the overall growth of our business. The year-over-year decrease was primarily due to decreases in office expenses following further centralization of management functions.

General and administrative expenses were RMB12.6 million (US$1.7 million) for the third quarter of 2007, representing a decrease of 13.8% as compared to RMB14.6 million (US$1.9 million) for the previous quarter and a decrease of 7.5% as compared to RMB13.6 million (US$1.8 million) for the third quarter of 2006. The quarter-over-quarter decrease was primarily due to the recognition of certain IPO-related expenses during the second quarter of 2007. The year-over-year decrease was primarily due to a decrease in share-based compensation expenses.

Operating margin was 34.0% for the third quarter of 2007 as compared with 30.4% for the previous quarter and 7.9% for the third quarter of 2006.

Interest income for the third quarter of 2007 was RMB2.7 million (US$0.4 million), representing an increase of 181.1% as compared to RMB1.0 million (US$0.1 million) for the previous quarter and an increase of 36.4% as compared to RMB2.0 million (US$0.4 million) for the third quarter of 2006. The increases resulted primarily from an increase in cash and cash equivalents arising from overall positive cash flows and increases in interest rates in China.

Net income was RMB42.4 million (US$5.7 million) for the third quarter of 2007, representing growth of 28.9% as compared to RMB32.9 million (US$4.4 million) for the previous quarter, and an increase of 508.0% as compared to RMB7.0 million (US$0.9 million) for the third quarter of 2006. Net margin was 36.3% for the third quarter of 2007 as compared to 32.3% for the previous quarter and 13.4% for the third quarter of 2006.

As of September 30, 2007, the Company had RMB419.9 million (US$56.0 million) in cash and cash equivalents.

Business Outlook

For the fourth quarter 2007, CNinsure expects its total net revenues to be between RMB135 million (US$18.0 million) and RMB150 million (US$20.0 million). This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the third quarter results at

Time:	8:00 pm Eastern Standard Time on December 13, 2007
or 9:00 am Beijing/Hong Kong Time on December 14, 2007

The Toll Free dial-in number:	US:	1866-549-1292
	UK:	0808-234-6305
	Singapore:	800-852-3576
	Taiwan:	0080-185-6004
	Hong Kong:	3005-2050
	China (Mainland):	800-869-7678;
	China (Mainland) local dial-in number:	400-733-1511

Password: 573031#

A replay of the call will be available for three days as follows:

3005-2020	(Hong Kong)
+852-3005-2020	(international)
PIN number:	133470#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches some of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provides insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of December 13, 2007, and CNinsure undertakes no obligation to update any forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

CNinsure Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2006	As of September 30, 2007	As of September 30, 2007
	RMB	RMB	USD
	(In thousands, except for shares and per share data)
ASSETS:
Current assets
Cash and cash equivalents	223,926	419,873	56,037
Restricted cash	7,413	20,136	2,687
Accounts receivable	26,569	16,157	2,156
Insurance premium receivable	994	1,382	184
Other receivables, net	16,988	30,254	4,038
Amounts due from related parties	78,957	1,400	187
Other current assets	856	26,162	3,492

Total current assets	355,703	515,364	68,781
Non-current assets
Property, plant, and equipment, net	9,741	10,924	1,458
Goodwill	7,042	7,042	940
Intangibles	4,471	4,249	567
Deferred tax assets	2,365	3,958	528
Other	300	350	47

Total assets	379,622	541,887	72,321

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payables	14,275	38,501	5,138
Insurance premium payable	7,413	20,136	2,687
Other payables and accrued expenses	12,139	32,101	4,284
Accrued payroll	4,902	5,341	713
Income tax payable	798	1,795	240
Amounts due to related parties	3,679	2,394	320
Dividend payable	32,000	39,970	5,335
Current portion of long-term borrowings	318	133	18

Total current liabilities	75,524	140,371	18,735

Non-current liabilities:
Long-term borrowings	237	78	10
Deferred tax liabilities	560	2,064	275

Total liabilities	76,321	142,513	19,020
Commitments and contingencies

Minority interests	13,717	15,858	2,116

Common stock	5,073	5,333	712
Additional paid-in capital	369,781	398,670	53,207
Accumulated (deficit) profit	(85,091)	(22,265)	(2,971)
Accumulated other comprehensive loss	(179)	1,778	237

Total owners’ equity	289,584	383,516	51,185

Total liabilities and owners’ equity	379,622	541,887	72,321

CNinsure Inc.

Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended September 30,			For the Nine Months Ended September 30,
	2006	2007	2007	2006	2007
	RMB	RMB	USD	RMB	RMB
	(In thousands, except for shares and per share data)
Net revenues:
Commissions and fees	51,700	116,154	15,502	158,243	288,477
Other service fees	305	745	99	553	983

Total net revenues	52,005	116,899	15,601	158,796	289,460
Operating costs and expenses:
Commissions and fees	(31,315)	(62,205)	(8,302)	(84,636)	(149,480)
Selling expenses	(2,973)	(2,333)	(311)	(8,261)	(6,529)
General and administrative expenses	(13,585)	(12,562)	(1,677)	(39,378)	(38,477)

Total operating costs and expenses	(47,873)	(77,100)	(10,290)	(132,275)	(194,486)
Income from operations	4,132	39,799	5,311	26,521	94,974
Other income (expense), net:
Interest income	1,964	2,679	358	3,560	4,659
Interest expense	(2)	(4)	(1)	(30)	(70)
Others, net	(5)	(62)	(8)	5	(47)

Income before income taxes	6,089	42,412	5,660	30,056	99,516
Income tax benefit (expense)	70	(812)	(108)	112	(988)

Net income before minority interest	6,159	41,600	5,552	30,168	98,528

Minority interest	822	841	112	982	2,603

Net income	6,981	42,441	5,664	31,150	101,131

Net income per share, basic	0.011	0.062	0.008	0.048	0.153
Net income per share, diluted	0.010	0.062	0.008	0.047	0.150
Net income per ADS, basic	0.215	1.247	0.166	0.958	3.063
Net income per ADS, diluted	0.210	1.244	0.166	0.943	2.995
Shares used in calculating net income per share
Basic	650,000,000	680,491,991	680,491,991	650,000,000	660,275,689
Diluted	666,399,739	682,136,595	682,136,595	660,577,708	675,435,546

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Tel: 86-20-61222731

mengyf@cninsure.net